LEWIS, RICE & FINGERSH, L.C.

ATTORNEYS AT LAW

500 N. BROADWAY, SUITE 2000
ST. LOUIS, MISSOURI 63102-2147
WWW.LEWISRICE.COM
APAWLITZ@LEWISRICE.COM

AARON L. PAWLITZ
DIRECT (314) 444-7859

TEL (314) 444-7600
FAX (314) 612-7859

May 19, 2006



VIA FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attention: File Desk

> **Re:** **Farmers & Merchants Bancorp, Inc.**
> **File No. 24-10126**
> **Offering Statement on Form 1-A**

Ladies and Gentlemen:

As counsel to Farmers & Merchants Bancorp, Inc., a Missouri corporation, we enclose herewith for filing seven (7) copies of Amendment No. 3 to the company's Offering Statement on Form 1-A, one of which has been manually signed, and three (3) additional copies marked to show all changes made to Amendment No. 2 to Form 1-A filed with the Commission on February 17, 2006.

By letter dated March 17, 2006 the Commission provided comments on the Amendment No. 2 to Form 1-A. Set forth below in regular print are such comments followed by the company's responses thereto in bold, italicized print. All references to page numbers are to the page numbers set forth in the upper right-hand corner of the marked versions of Amendment No. 3.

Please note that Appendix B to the Offering Statement (the fairness opinion) will be updated as of the date of the Offering Statement, and that the shareholders to whom the Offering Statement is sent therefore will receive the updated fairness opinion rather than the one currently attached as Appendix B.

Part I Notification
Item 1. Significant Parties

1.   Disclose the beneficial owner of the shares held by Farmers and Merchants Bank and Trust Co., as trustee of the George H. Reidel Trust and provide the residential address.

The beneficial owner of the George H. Riedel Trust is FMB Bank. The George H. Riedel Trust is a private foundation for which FMB Bank serves as trustee. The purpose of the trust is to serve the people of the City of Hannibal, Missouri. George H. Riedel was a director of FMB Bank for over twenty-five years. See page 4.

LEWIS, RICE & FINGERSH, L.C.

Item 4. Jurisdictions in Which Securities Are to be Offered

2.   We note that you plan to rely upon exemptions from registration with the named states. Please identify the exemptions you plan to rely upon. We note that this offering will be a public offering under Regulation A. Please explain how the state exemptions are consistent with the Regulation A communications.

The exemptions FMB is relying upon can be found at the following citations: Ariz. Rev. Stat. § 44-1844(A)(6); Ark. Reg. § 504.01(A)(12)(g); Cal. Corp. Code § 25103(c); Fla. Stat. Ann. § 517.061(9); Ga. Code Ann. § 10-5-9(12); 18 Ill. Comp. Stat. 5/4(I); Ind. Code § 23-2-1-2(b)(15); Iowa Code § 502.202(18); Mo. Rev. Stat. § 409.2-202(18); Neb. Rev. Stat. § 8-1111(14); N.Y. Gen. Bus. Law § 352-b; N.C. Gen. Stat. § 78A-17(18); Ohio Rev. Code Ann. § 1707.03(U)(b); Or. Rev. Stat. § 59.035(13); 70 Pa. Cons. Stat. § 1-203(o); Tex. Code Ann. § 581-5(G)(a); and Wash. Rev. Code § 21.20.320(14).

All the statutes and regulations listed above, except the New York statute, exempt from registration securities arising from transactions involving a merger, reorganization, or similar transaction, in each case where approved by statute, judicially, by articles of incorporation or similar governing documents, or by agreement of the security holders party to such transaction. FMB has registered as a "dealer" under the New York statute cited because, in the course of the reorganization, FMB will be offering its securities in the State of New York.

In the reorganization, which is occurring pursuant to an agreement between FMB and MCM, FMB will be offering its shares only to current shareholders of MCM, so there will be no Regulation A communications.

General

3.   We note your response to prior comment nine of our letter dated November 3, 2005. We note the reference to sales information regarding MCM's common stock over the past year, as derived from information contained on the OTC Bulletin Board. Please explain how you obtained this information since MCM does not appear to be quoted on the OTC Bulletin Board. Also, clarify whether these were resales and explain the statement that you have no information to suggest that any of the sales described below were not bona fide sales transactions. Market information from the OTC Bulletin Board would typically have the following statement "the quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions." Clarify whether you were able to determine whether these were actual transactions and if so the source of the information. Lastly, we reissue prior comment 9. Please include in the offering circular your analysis as to how the offering falls under $5 million. Also, please explain why book value is an accepted standard for measuring the fair value of MCM shares. Reconcile your book value analysis with the calculation in note 2 to the unaudited pro forma combined consolidated financial information, which was determined

by negotiations between MCM and FMB regarding the valuation placed upon the transaction. Lastly, explain the consideration given to this other valuation noted in note 2 to the financial statements, which would be over $5 million.

We regret any confusion that may have been caused by our response to prior comment nine of your letter dated November 3, 2005. MCM common stock is quoted on the Pink Sheets, and sale and volume information relating to transactions in MCM's common stock is available on the Pink Sheets' Internet site, www.pinksheets.com, under the symbol "MCMH" and, as an "Other-OTC" security, on the OTC Bulletin Board's Internet site, www.otcbb.com, also under the symbol "MCMH."

The transactions described in our response to comment nine of your letter dated November 3, 2005 were resales and not issuances of stock by MCM. Our statement that we have no information to suggest that any of the sales described therein were not bona fide sales transactions was intended merely to address the standard set forth in the note to Rule 251(b) that if securities are not offered for cash, the aggregate offering price must be based on the value of the consideration "as established by bona fide sales of that consideration made within a reasonable time." FMB and MCM believe that the transactions described in our letter dated January 26, 2006, as well as a March 17, 2006 transaction reported on the OTC Bulletin Board in which 250 shares of MCM common stock were sold for $20.30 per share and an April 20, 2006 transaction reported on the OTC Bulletin Board in which 250 shares of MCM common stock were sold for $20.50 per share, were bona fide sales transactions and thus meet the Rule 251 standard. The above-mentioned Internet sites report the data as executed trades; because the data are executed trades, and not bid quotations, we do not believe the qualification you cited in comment three to your letter of March 17, 2006 would be necessary.

We have included in the Join Proxy Statement an analysis as to how the offering of FMB's common stock falls under $5 million. Please refer to the discussion beginning on page 50 and the discussion contained herein.

In analyzing compliance with Rule 251, we have taken into consideration Note 2, Calculation of the Cost of Acquisition and Negative Goodwill, to the Unaudited Pro Forma Financial Statements, which contains a preliminary calculation of the cost of the transactions being undertaken by FMB and MCM (including the transaction with Corn Belt Bank). For the reasons explained below, we believe that the analysis followed to determine compliance with Rule 251 is separate from, and unrelated to, the analysis contained in Note 2. (We note for the information of the staff that a correction has been made to the entry in Note 2 on page 167 to use $25.52, the book value of the FMB stock, adjusted for the proposed six-for-one stock split, as of December 31, 2005, the date of the pro forma information.)

As you know, Rule 251(b) states that, in order to qualify for the Regulation A exemption, "[t]he sum of all cash and other consideration to be received for the securities ("aggregate

offering price") shall not exceed $5,000,000, including no more than $1,500,000 offered by all selling security holders, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities in reliance upon Regulation A." Because FMB has not offered securities in reliance upon Regulation A within the twelve months preceding the offering to MCM stockholders, Rule 251 requires that the aggregate offering price may not exceed $5 million.

Rule 251 specifically states that the $5 million limitation applies to the cash and other consideration to be received for the FMB securities to be issued and does not refer at all to the value of the shares issued. As a result, we believe it is inconsistent with Rule 251(b) to consider the value of the FMB shares being issued in the MCM Merger. Moreover, we do not believe that it is appropriate to look to the value of the FMB stock being issued in the MCM Merger because that value can change in ways that would not in any way affect the value of the MCM stock received by FMB in the MCM Merger. For example, if FMB were to pay a dividend or to the extent FMB experiences gains or losses, such dividend or gains or losses would change the value of FMB shares issued in the MCM Merger but would have no effect on the value of MCM shares received by FMB in exchange for its shares. Because Note 2 to the pro forma financial information appearing on page 167 provides information as to the value of the FMB common stock to be issued in the MCM Merger, we respectfully submit that Note 2 is not relevant to the determination of whether the MCM Merger qualifies for the Regulation A exemption from registration.

The question, then, is how to value the consideration being received by FMB in the MCM Merger. Under the terms of the MCM Merger, all outstanding shares of MCM (except for shares already owned by FMB, which will be canceled) will be exchanged for FMB common stock. Accordingly, the consideration to be received by FMB is all the stock of MCM (less the 3,344 shares already owned by FMB) that it will receive in the MCM Merger. Thus, it becomes necessary to ascertain the value of the MCM stock being exchanged for the FMB common stock to be issued in the MCM Merger. As we have previously discussed, the note to Rule 251 provides that, "[i]f securities are not offered for cash, the aggregate offering price shall be based on the value of the consideration as established by bona fide sales of that consideration made within a reasonable time, or, in the absence of sales, on the fair value as determined by an accepted standard. Valuations of non-cash consideration must be reasonable at the time made."

Under this test, Rule 251 requires that the MCM stock be valued based on bona fide sales within a reasonable time. We have previously provided the staff with, and addressed again in the discussion above, bona fide sales information that demonstrates a value for the MCM stock to be exchanged in the MCM Merger that is well below $5 million. Further bolstering our contention that the value of the MCM stock to be received by FMB in the MCM Merger has a value below $5 million (and also discussed in our January 26, 2006 letter to you) is an appraisal of the value of MCM that MCM obtained for an unrelated purpose. Specifically,

MCM obtained an appraisal of its stock in connection with the administration of its employee stock ownership plan. This was done pursuant to the terms of Section 401(a)(28)(C) of the Internal Revenue Code of 1986, as amended, which requires that for an employee stock ownership plan to qualify for certain tax benefits under Internal Revenue Code regulations, employer securities that are not readily tradable on an established securities market must be valued by an independent appraiser. Pursuant to this requirement, an independent appraisal valued MCM stock at $24.00 per share as of December 31, 2004. Based on 180,534 outstanding MCM shares (excluding the 3,344 shares held by FMB), the MCM shares to be exchanged for FMB shares in the MCM Merger would have an aggregate value of $4,332,816.

We further note for the information of the staff that the question of whether the issuance of FMB shares in the MCM Merger qualifies for the Regulation A exemption was analyzed extensively by the parties prior to determining whether to enter into the merger agreement. The parties reviewed the same facts outlined in this letter and in previous correspondence with the staff in light of the requirements of Rule 251 and relied on Rule 251 in determining to proceed with the proposed MCM Merger.

4.   Please update the information throughout the offering circular/proxy statement as of the most recent practicable date. For instance, we note references on page 22 to the FMB common stock held by officers and directors as of December 31, 2005.

See pages 24, 48, 49, 170, and 174-177.

5.   We read your response to comment two of our letter dated November 3, 2005 and noted that the balance sheet of FMB (FMFB-2 [sic]) continues to reflect 500,000 shares of common stock authorized and further, only a single class of stock is presented in the financial statements. Please revise and provide the minimum required disclosures of SFAS 129 (see paragraph 4).

See page 189.

Offering Circular Cover Page

6.   Provide at the top of the cover page, the title, amount and description of the securities being offered.

See page 10.

7.   We note the additional brief disclosure of the FMB shareholders [sic] right to dissent. Please revise to clarify if MCM shareholders also have similar rights.

See page 10.

<u>Summary, page 1</u>

8.   We note your response to comment 16 of our letter dated November 3, 2005. As an example, on page 9 when discussing the interest of certain persons, you disclose that certain management members will be "executive officers of FMB and MCM after the MCM Merger." It would appear that your use of the term MCM Merger in the noted sentence refers to the completed transactions and not just the merger between the FMB merger sub with MCM as disclosed on page 2.

See page 28.

<u>Interests of Certain Persons in the Reorganization, page 9</u>

9.   We reissue prior comment 17 from our letter dated November 3, 2005. We note the statement that the disclosed interests are "among others." Please disclose all interests, direct or indirect, in the reorganization by the officers and directors. Provide greater disclose [sic] of the interests currently mentioned.

We have removed the words "among others" from page 28. All interests are disclosed.

<u>Reasons for the Reorganization, page 11</u>

10.   We reissue prior comment 20 from our letter dated November 3, 2005. Provide the basis for your belief on page 11 that the combined company "will be able to achieve financial performance beyond what the two companies could achieve separately," "can combine their two operations successfully and manage them more efficiently to create cost savings the two companies could not achieve separately," and "the combination will permit the companies to further enhance their presence in their markets and in their core businesses, including those that generate fee income" or remove. If you keep such disclosure clarify that there is no guarantee that these events will actually occur and that investors should not place undue reliance upon them.

We have removed the statements that the combined company "will be able to achieve financial performance beyond what the two companies can achieve separately" and "the combination will permit the companies to further enhance their presence in their markets and in their core businesses, including those that generate fee income. We have altered the statement that the combined company "can combine their two operations successfully and manage them more efficiently to create cost savings the two companies could not achieve separately". See page 30. We have added the requested disclosure. See page 30.

Selected Unaudited Consolidated Financial Data, page 13
Dividend Activity, page 14

11.   Please revise to include cash dividends declared per share.

See pages 34 and 36.

Asset Quality Ratios, page 14

12.   Please revise to include the following data in your tables presented:

- Nonperforming loans to total loans;
- Allowance for loan losses to nonperforming loans; and
- Net charge-offs to average loans.

See pages 34 and 36.

Risk Factors, page 16

13.   Please revise the subheading to risk factor 6 to clearly state the interest rate risk.

See page 41.

14.   We note that MCM appears to rely heavily upon large deposits, jumbo accounts over $100,000. To the extent this represents brokered deposits or government accounts, please consider including a risk factor discussing the associated risks.

See page 45.

15.   We note that FMB and MCM manage interest-rate risk by originating primarily adjustable rate loans. Please add a risk factor discussing the possibility of increased delinquencies and defaults as rates go up.

See page 41.

16.   We note your response to prior comment 25 of our letter dated November 3, 2005. It is still not clear how the change from a being classified [sic] as a state bank to federal savings association imposes a material risk on the combined company. Please revise to discuss the risk associated with the change in classification.

We have deleted the risk factor discussing changing from a state bank to a federal savings association. See page 43.

17.   We note your response to prior comment 30 of our letter dated November 3, 2005. The affiliation between the companies raises conflict of interest issues in the proposal process of the merger. Please revise or advise.

See page 41.

Business and Properties of FMB, page 26

18.   On page 26, you disclose that F&M Financial is a loan production facility. We note on page 28 that they also offer investments in mutual funds and annuities. It would appear that your wholly owned subsidiary performs other functions in addition to loan production. Please revise to further discuss the role of F&M Financial or advise.

See pages 20, 52, and 54 where revisions have been made to clarify the activities of F&M Financial.

19.   We note the disclosure at the top of page 27 that over the last five years FMB's total consolidated assets have decreased. Please explain the reason(s) for this decrease and whether you expect it to continue in the future.

See page 53.

20.   Please add disclosure to the section FMB Competition to discuss the competitive market for deposits.

See pages 54-55.

21.   We note the disclosure regarding regulation by the OTS that federal savings associations are generally required to focus more of their business in the areas of home mortgage and other retail lending. Please discuss whether this will have any impact on the business of the combined entity.

See page 60.

FMB Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33
Overview, page 33

22.   We note the statement that after completion of the reorganization, the primary regulator of FMB will be the OTS and that FMB will be subject to new regulations that could affect the composition of the assets and operations after the completion of the reorganization. Please discuss in greater detail the possible affect on the composition of the assets and operations.

See page 61.

23.   Discuss the "combination of factors" that resulted in return on assets, the level of recurring operating income and other performance measures declining in recent years. Also, disclose when you expanded into Quincy, Illinois and O'Fallon, Missouri. Clarify whether these expansions have had any result on the above measures.

We have deleted reference to a "combination of factors". See page 61. We also have added the disclosures requested. See page 61.

24.   Provide the basis for management's belief that the Quincy and O'Fallon loan production offices are profitable.

See page 61.

Comparison of Balance Sheets as of December 31, 2005 and 2004, page 38

25.   Please reconcile the other assets at December 31, 2005 and 2004 with the financial statements.

See page 67.

26.   On page 39, we note that cash and cash equivalents increased as a result of seasonal business activity from several large customers, particularly deposits at the end of the year. Because this is a comparison of the years ended 2004 and 2005, the year end deposit would exist for both periods. Please revise to clarify if there was an increase from 2004 to 2005.

See page 66.

27.   We note the additional disclosure on page 39 quantifying the repurchase of shares and the payment of dividends. Please revise to further explain those expenditures. Compare the 2005 amounts with that of the year 2004. Discuss the reasons for the repurchase and discuss the determination to pay dividends.

See page 67.

Comparison of Operating Results for the Years Ended December 31, 2005 and 2004, page 39

28.   We partially reissue comment 63 of our letter dated November 3, 2005. Please revise the disclosure to discuss the changes in the interest expense.

See page 68.

Non-Performing Assets, page 46

29.   We note the substantial increase in non-performing loans in real estate. Please discuss the reason for this increase.

The explanation for this increase can be found at page 74.

Business and Properties of MCM, page 50

30.   Please revise to reconcile your employment figures on page 52 and 58.

See pages 81 and 87.

MCM Competition, page 57

31.   Please provide the basis for the statements made in the last paragraph on page 57 or remove.

See page 87.

MCM Market Area, page 58

32.   We partially reissue prior comment 73 from our letter dated November 3, 2005. Please revise to provide the source for the deposit figures for Marion County.

See pages 87-88.

MCM Management's Discussion and Analysis of Financial Condition and Results of Operations, page 64

33.   Please revise your overview to discuss the five year trends disclosed on page 51 and clarify whether you expect those trends to continue.

See pages 94-96.

Liquidity and Capital Requirements, page 66

34.   We read your response to comments 80 and 81 and see that you expect maturing certificates to be replaced by transaction accounts or renewal of certificates; however, we are reissuing the comments in part, for further clarification. To justify this conclusion, please expand your disclosure to clarify what you mean when you state "ample supply of deposits...." Also, in an effort to assist an investor in understanding your liquidity position; please consider revising your disclosure to quantify your historic renewal rates

of your certificates and other significant factors to help a reader understand the historical trends.

See page 98.

Comparison of Consolidated Balance Sheets as of December 31, 2005 and 2004, page 72

35. Please revise to discuss the reason(s) behind the changes in total consolidated assets, cash and cash equivalents and other balance items disclosed in this section.

See page 104.

Comparison of Operating Results as of the Three Month Period Ended December 31, 2005 and 2004, page 73

36. Provide a comparison of interest income and interest expense and the reasons for the changes in these line items. Provide similar disclosure for the comparison of the fiscal year ends.

See pages 106 and 107-108.

Comparison of Operating Results for the Fiscal Years Ended September 30, 2005 and 2004, page 75

37. Please reconcile the total non-interest income for the year ended September 30, 2005 with the financial statements.

See page 108.

Background of the Reorganization, page 91

38. We partially reissue comment 100 from our letter dated November 3, 2005. Provide the basis for the conclusion that "the combined organization would increase their income producing assets ... and result in an organization with greater diversity in location and products" or remove. Also, provide the basis for the statement that "once FMB and MCM have merged, data and item processing should be decreased by approximately $100,000 per year compared with what the two institutions are paying in separate contracts at this time" or remove. Clarify after the paragraph at the top of page 92 that there is no guarantee these cost reductions will actually occur and that investors should not place undue reliance upon them.

See page 125, where "the combined organization would increase their income producing assets" and "and result in an organization with greater diversity in location and products" have been removed. See page 126, where the basis for the statement regarding data and item

LEWIS, RICE & FINGERSH, L.C.

processing costs has been deleted and where clarification regarding cost reductions occurring has been added.

MCM Reasons for the Reorganization, page 94

39.   Please revise the fifth bullet point to explain the benefit in plain English.

See page 129.

Opinion of MCM's Financial Advisor, page 95

40.   Please elaborate upon the statement that MCM consulted with Feldman Financial for assistance in its negotiations with FMB.   Clarify whether Feldman Financial recommended the amount of consideration to be paid.

See pages 130-131.

Material Federal Income Tax Consequences, page 113

41.   This section should name tax counsel and disclose tax counsel's opinion on each material tax consequence.

See pages 149-152.

42.   The opinion should also cover the FMB Bank Merger and the Purchase and Assumption.

See Exhibit 15.03 on page 420.

43.   We note the statement in the tax opinion that the opinion is limited to "general" income tax consequences. Please revise to discuss all material tax consequences.

The tax opinion has been so revised. See Exhibit 15.03 on page 420.

44.   We note the statement that the tax opinion is being furnished solely for the benefit of FMB and MCM and may not be used or relied upon by any other party or for any other purpose. Please revise the disclosure since investors and shareholders will rely upon this tax opinion.

The tax opinion has been so revised. See Exhibit 15.03 on page 420.

LEWIS, RICE & FINGERSH, L.C.

Operations and Management after the Reorganization, page 116

45. Please provide the basis for the belief that "the ability to offer these services will result in more opportunities for growth and more positive financial performance due to cost savings and more customers using fee-based services" or remove.

See page 152.

Directors, page 117

46. Please provide the time frame for each business experience listed. For example, please disclose the period during which B. Stevens Plowman has served as president of FMB. Also, state the period during which Mr. Bastian has served as an attorney and state whether he has his own practice or is associated with a firm. Revise the business disclosure regarding the executive officers as necessary.

See pages 154-156.

47. In disclosing officers' and directors' business experience, if you elect to retain associations beyond five years, such disclosure should be complete. Please revise your disclosure accordingly.

Associations that ended more than five years ago have been removed from the disclosures of officers' and directors' business experience. See pages 154-156.

Compensation, page 122

48. Please revise to discuss the anticipated remuneration scheme you will utilize for your officers and file all material employment contracts. Clarify whether MCM has entered into any employment agreements that will continue post-merger.

See page 160.

Unaudited Pro Forma combined Consolidated Statement of Income for the Year Ended December 31, 2005, page 123

49. Please revise the header of this page, as well as the column headers, to appropriately indicate the fiscal year end for each entity (i.e. FMB's year end is December 31, 2005 and MCM's year end is September 30, 2005).

See pages 161, 163, and 165.

LEWIS, RICE & FINGERSH, L.C.

Security Ownership of Management and Certain Security Holders, page 130

50.   Please disclose the control person(s) for Farmers & Merchants Bank and Trust Company.

See page 171.

51.   We are unable to locate footnotes four and five in the table.

See page 171-175 (and please also refer to a clean copy of the document, if necessary).

FMB and MCM Financial Statements
General

52.   We noted your disclosure on page 41 that FMB <u>will consider</u> the guidance provided by FSP SOP 94-6-1; which became effective for interim and annual periods ending after December 19, 2005. Considering the effective date and that you have provided December 31, 2005 financial statements, please revise to disclose (both qualitatively and quantitatively) any significant concentrations that exist that may increase your exposure to credit risk (e.g. borrowers subject to significant payment increases, loans with terms that permit negative amortization, or loans with high loan-to-value ratios).

See pages 70 and 111.

The company desires to commence the offering as soon as possible. Accordingly, we would appreciate your comments at your earliest convenience.

Please acknowledge receipt of this letter and of the enclosures on the enclosed copy of this letter and return the same to the undersigned in the enclosed self addressed, stamped envelope.

Very truly yours,



Aaron L. Pawlitz

ENCLOSURES

c: B. Stevens Plowman
      John K. Pruellage, Esq.